Exhibit 99.1

707 CAYMAN HOLDINGS Limited Announces RECEIPT OF NASDAQ NOTIFICATION LETTER REGARDING MINIMUM Price DEFICIENCY

HONG KONG, October 21, 2025 (GlobeNewswire) – 707 Cayman Holdings Limited (“707” or the “Company”) (Nasdaq: JEM), a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated October 17, 2025, notifying the Company that based on the closing bid price of the Company for the period from September 3, 2025 to October 16, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until April 15, 2026, to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “JEM.”

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited is a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East. Our customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs, including our ability to maintain a listing on the Nasdaq. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223